



Jerry Maglio

President Maglio & Associates, Inc.

Greater Denver Area

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Maglio & Associates, Inc.

Columbia Business School

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500+ connections

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1,669 followers

Looking for a conference table and chairs

Jerry Maglio
Published on LinkedIn

My partners and I just purchased a commercial office building and we're on the lookout for a conference room table and 6 to 8 chairs for a room primarily used by lawyers and their clients. Any leads in the Denver area would be appreciated!

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Experience

President

Maglio & Associates, Inc.

1991 – Present · 27 yrs

Focus is on entrepreneurial activities, investing, and consulting in the telecommunications, entertainment, and real estate areas.

Resortia LLC

Non-Executive Chairman

Resortia LLC

Jan 2008 – May 2014 · 6 yrs 5 mos

Investor and former President of a division of Resortia. After the recession in 2008 I transitioned to provide strategic guidance and support in a non-executive board role

Starz Entertainment

Exec VP Marketing

Starz Entertainment

Nov 2003 – Aug 2006 · 2 yrs 10 mos

Univ

Adjunct Professor

University of Denver

2004 – 2005 · 1 yr

I taught multiple Strategic Marketing case-study classes to MBA students during evening sessions and thoroughly enjoyed blending the academic marketing curriculum with the real world of business.

VP Marketing

JATO Communications

1995 – 1997 · 2 yrs

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Education

Columbia Business School

MBA, Marketing

1968 – 1973

University of Notre Dame

BA, Economics

1964 – 1968

Skills & Endorsements

Strategic Partnerships · 99+

Endorsed by **Brian Kelly and 8 others who are highly skilled at this**

Endorsed by **6 of Jerry's colleagues at Starz**

Marketing Strategy · 99+

Endorsed by **Ron Kahan, CBC and 5 others who are highly skilled at this**

Endorsed by **6 of Jerry's colleagues at Starz**

Marketing · 97

Endorsed by **David Henry and 5 others who are highly skilled at this**

Endorsed by **8 of Jerry's colleagues at Starz**

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Recommendations

Received (1)   Given (9)

Clif Watkins

VP Internet & Video Product Management at GCI General Communication, Inc.

February 8, 2009, Jerry was senior to Clif but didn't manage directly

Jerry was a fantastic leader. His breadth of knowledge, strategic vision, and passion for the business made him a wonderful leader. In addition to being a great communicator, we all appreciated his ability to mentor and coach for the best possible performance.

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